Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

June 16, 2010

VIA EDGAR

Ms. Cicely LaMothe
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2009
File No. 001-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated June 14, 2010 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 3 – Mortgage-Backed Securities, pages F-14 -  F-18

1.
We have considered your response to comment three.  Similar to the information outlined in your response, please confirm that you will expand future filings to include a narrative discussion regarding the information considered in determining that the impairments are not other than temporary.

Response

We confirm that in future filings we will include a narrative discussion regarding the information we considered in determining that impairments are not other than temporary.

*           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated June 14, 2010 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

cc:	R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company

2